June 18, 2025

Man Siu Ming
Chief Executive Officer
Primega Group Holdings Ltd
Room 2912, 29/F., New Tech Plaza
34 Tai Yau Street
San Po Kong
Kowloon, Hong Kong

       Re: Primega Group Holdings Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed June 13, 2025
           File No. 333-287735
Dear Man Siu Ming:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering.
       In responding, please consider the guidance set forth in Question 612.09 of our
       Securities Act Rules Compliance and Disclosure Interpretations. In your response please clarify why the company has elected to register the resales by these selling shareholders and why such resales are being registered at this time. June 18, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Kevin Dong, Esq.